February 26, 2013

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HF2 Financial Management Inc. Registration Statement on Form S-1 Filed January 29, 2013 File No. 333-186264

VIA OVERNIGHT COURIER AND EDGAR

Dear Mr. Reynolds:

On behalf of our client, HF2 Financial Management Inc. (f/k/a H2 Financial Management Inc.) (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in your letters dated February 11, 2013 and February 12, 2013 (collectively, the “Comment Letter”) to Mr. Richard S. Foote, the President and Chief Executive Officer of the Company. The Comment Letter relates to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was filed on January 29, 2013. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being submitted with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). On behalf of the Company, we would like to inform the Staff that, since the filing of the Registration Statement, the Company has changed its name, increased the size of the offering from 14,800,000 to 15,300,000 shares (or 17,595,000 shares if the underwriters in the offering exercise the over-allotment option in full) and completed an audit of its financial statements as of its fiscal year ended December 31, 2012. Each of the foregoing resulted in conforming changes to the Registration Statement which are reflected in Amendment No. 1.

General

1. Please file all required exhibits, such as the executed amended and restated certificate of incorporation, the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective. In addition, we note the exhibit list includes other “form of” agreements. Please file final, executed agreements prior to effectiveness of the registration statement.

Response: The Company has included with the filing of this Amendment No. 1 several of the exhibits included on the Exhibit List. Any exhibits not filed with this Amendment No. 1 will be filed by amendment in a timely manner so that the Staff will have time to review them before the Company requests that the Registration Statement become effective. In accordance with Instruction 2 to Item 601 of Regulation S-K, the Company has filed a form of Exhibits 10.5, 10.7

John Reynolds

Securities and Exchange Commission

February 26, 2013

and 10.8 along with a schedule detailing the omitted documents and any differing material terms. Exhibit 3.2, 10.2, 10.3 and 10.6 will be filed in final but not executed form as these exhibits will be executed on the effective date of the Registration Statement and, therefore, executed versions cannot be filed prior to effectiveness of the Registration Statement.

2. Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether the amount of compensation allowable or payable to the underwriters has received clearance.

Response: Prior to effectiveness of the Registration Statement, the Company or the underwriters will request that a representative of the Financial Industry Regulatory Authority contact the Staff to confirm whether the amount of compensation allowable or payable to the Underwriters has received clearance.

Prospectus Summary, page 1

The Offering, page 6

Limited payments to insiders, page 10

3. We note your response to comment 6 of our letter dated January 14, 2013. Consider revising where appropriate to disclose the approximate amount of reimbursement incurred by management with Highbury Financial Inc.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 10, 41 and 81 of Amendment No. 1.

Risk Factors, page 19

Risks Associated with Our Business, page 19

Our sponsors, officers and directors will control…., page 21

4. We note your response to comment 10 of our letter dated January 14, 2013. Please explain how the proposed purchases of shares of Class A Common Stock outside of this offering contemplated by the issuer, sponsors, officers, directors, Advisory Board members, or their affiliates (including in the private placements with the sponsors in connection with the exercise of the overallotment option) as described on pages 4 and 12 will not have a manipulative effect. Specifically, explain how such purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act and Rules 101 and 102 of Regulation M.

Response: The proposed purchases of shares described on pages 4 and 12 of the Registration Statement will not have a manipulative effect and will not violate Section 9(a)(2) or 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 101 or 102 of Regulation M for a number of reasons.

John Reynolds

Securities and Exchange Commission

February 26, 2013

With respect to the shares to be purchased by the Company’s sponsors in a private placement to be consummated simultaneously with this offering and the over-allotment option as disclosed on page 4 of the Registration Statement, such shares will be purchased by the sponsors in private transactions between the Company and the sponsors and thus will not implicate the prices at which securities are sold in the public market. Second, the Registration Statement contains a detailed description of the price at which the securities will be sold and the event that will trigger their sale. This disclosure includes the maximum number of shares of Class A common stock that will be purchased, the price at which such shares will be purchased and the timing for such purchases. Third, pursuant to the subscription agreements entered into by each purchaser of sponsors’ shares, the commitment to purchase shares of Class A common stock and the price for such shares was entered into prior to the public filing of the Registration Statement and prior to any public offer of the Company’s Class A common stock. The absence of an impact of these purchases on the public market for Class A common stock and the full disclosure of these purchases in the Registration Statement negates any argument that such purchases could be manipulative or otherwise violate Section 9(a)(2) or 10(b) of the Exchange Act. Rules 101 and 102 of Regulation M are inapplicable to these purchases by the sponsors because the commitment to make such purchases has been made prior to the commencement of the “restricted period” under Regulation M.

With respect to the shares that may be purchased in the open market after this offering, as disclosed on page 12 of the Registration Statement, if a significant number of stockholders vote, or indicate an intention to vote, against a proposed business combination, the Company or its sponsors, officers, directors, Advisory Board members or their affiliates could make such purchases of Class A common stock in the open market or in private transactions in order to influence the vote. Any such purchases would be disclosed promptly through the filing of a Form 8-K by the Company. Additionally, purchases would not be made when the purchaser is in possession of any material nonpublic information not disclosed to the seller. Based on the combination of the prior disclosure of these potential purchases in the Registration Statement, the fact that purchases will not be made when the purchaser is in possession of material nonpublic information not disclosed to the seller, the subsequent disclosure of these potential purchases in the proxy statement provided to shareholders in connection with the initial business combination and the filing of a Form 8-K promptly following the completion of these purchases, the Company does not believe that any such purchases would have a manipulative effect or violate Section 9(a)(2) or 10(b) of the Exchange Act. In addition, with respect to the limitations of Regulation M in the context of the Company’s initial business combination, at the appropriate time, the Company would inform its sponsors, officers, directors, Advisory Board members and their affiliates that they must refrain from making purchases of shares of Class A common stock during the “restricted period” under Regulation M, which, consistent with the definition of “restricted period” in Rule 100 of Regulation M, begins on the day the target company first delivers materials to its stockholders soliciting approval of a business combination and ending upon the completion of such distribution.

John Reynolds

Securities and Exchange Commission

February 26, 2013

The founders’ shares and the sponsors’ shares…., page 26

5. We note your revised disclosure on page 26 and response to prior comment 14. In light of the statement in your response regarding the directors’ fiduciary obligation, it is unclear what risk is being described. Please revise to clarify the risk in concrete terms. Additionally, please revise here and page 25 to avoid the phrase “may have” a conflict or other fiduciary obligations when such conflicts or obligations currently exist.

Response: The Company believes that the risk factors on pages 25 and 26 of the Registration Statement, including the specific risk factor the Staff references in its comment, accurately portray the risks described therein. The Company’s officers and directors, directly or indirectly, will have a pecuniary interest in the Company through ownership of the founders’ shares and sponsors’ shares. The Company’s officers and directors have agreed not to convert their founders’ shares and sponsors’ shares or any other shares purchased in this offering or thereafter, or to receive distributions with respect to the founders’ shares and sponsors’ shares upon the Company’s liquidation. The Company believes that it is appropriate to disclose to public stockholders that the pecuniary interest of its officers and directors may pose a conflict of interest in considering an initial business combination. Furthermore, the referenced risk factor specifically states that the conflict of interest may influence the officers’ and directors’ determination of whether the terms, conditions and timing of a particular business combination are appropriate and in the Company’s stockholders’ best interest. Nevertheless, we have revised the referenced risk factor to further explain the potential risk that may result from the officers’ and directors’ personal and financial interests.

Nasdaq may delist our shares…., page 26

6. We note your revised disclosure on page 26 and response to prior comment 13. Please revise to briefly clarify, including in quantified terms, the listing requirements regarding equity, aggregate market value, and so forth.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6, 26 and 84 of Amendment No. 1.

We may be unable to obtain additional financing…., page 29

7. Please revise this risk factor and where appropriate to address the minimum amount of cash you must maintain for regulatory and contractual purposes. We note, for example, Rule 419 of the Securities Act.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 11, 12, 18, 27, 29, 46 and 58 of Amendment No. 1.

John Reynolds

Securities and Exchange Commission

February 26, 2013

Use of Proceeds, page 40; Dilution page 44

8. In note 5 to the table on page 40, you state that you will pay EarlyBirdCapital, Inc. and Sandler O’Neill & Partners, L.P. an aggregate cash advisory fee equal to 4% of the gross proceeds of this offering if you consummate an initial business combination. However, in note 1 to the table on page 45, you state that you will pay to EarlyBird and Sandler O’Neill an amount equal to 4% of the gross proceeds of this offering if you consummate your initial public offering. Please reconcile these two statements or advise, and revise the dilution table as necessary.

Response: The 4% cash advisory fee referred to in note 5 to the table on page 40 and note 1 to the table on page 45 will be payable to EarlyBirdCapital, Inc. and Sandler O’Neill & Partners L.P. (the “Underwriters”) if the Company consummates an initial business combination. We have corrected the disclosure in note 1 on page 45 of Amendment No. 1.

Dilution, page 44

9. With regard to the 4% of gross proceeds of the offering ($5,920,000) and the required minimum net tangible assets ($5,000,001), please disclose how you plan to fund these amounts if all the shareholders wish to redeem their shares.

Response: We have revised the disclosure in the Registration Statement, for example, on the cover page of Amendment No. 1, to indicate that the Company will consummate an initial business combination only if it has net tangible assets of at least $5,000,001 upon such consummation and after taking into account payment of the 4% cash advisory fee payable to the Underwriters. If all public stockholders wish to convert all of their shares in connection with an initial business combination, in which case the Company’s net tangible assets would be less than $5,000,001 upon the consummation of the initial business combination (after giving effect to the payment of the 4% cash advisory fee payable to the Underwriters), then the Company will not consummate the initial business combination. The Company has made conforming changes on pages 11, 12, 18, 27, 46 and 58.

Dilution, page 44; Capitalization, page 46

10. Considering your disclosure that 100% of public shareholders have the right to redeem their shares as disclosed on page 3 and elsewhere, it appears to us that shares of Class A common stock subject to conversion would be 14,800,000 rather than 13,854,104 and net proceeds held in the trust account subject to conversion would be $155,400,000 rather than $145,468,092. Accordingly, please revise your dilution and related disclosures and capitalization table as appropriate or show us why you believe your presentation is appropriate.

Response: The referenced disclosure on page 3 relates to the Company’s obligation to redeem 100% of the outstanding public shares in the event the Company is unable to consummate an initial business combination. This is not a right at the option of the public stockholders – it is a mandatory obligation of the Company to redeem such shares if the Company cannot timely

John Reynolds

Securities and Exchange Commission

February 26, 2013

consummate an initial business combination. This is different from the right the Company provides to public stockholders to allow them to convert their shares into a pro rata portion of the trust account in connection with the initial business combination.

As disclosed in the Registration Statement, for example on the cover page and page 11, the Company will consummate an initial business combination only if it has net tangible assets of at least $5,000,001 upon consummation of the initial business combination after giving effect to the payment of a cash advisory fee to the Underwriters equal to 4% of the gross proceeds of this initial public offering (which would be $6,120,000 if the overallotment option is not exercised). Because this cash advisory fee is due and payable upon the consummation of the initial business combination, the Company will be required to have at least $11,120,001 of net tangible assets on hand immediately prior to the initial business combination but after all permitted shareholder conversions have been effected. Therefore, the Company has the capacity to provide for conversions in an amount up to the difference between $161,698,459 and $11,120,001, or $150,578,458. Because all stockholder conversions will be executed at a price of $10.50 per share, the Company will initially have the capacity to provide for conversions for up to 14,340,805 public shares. Any incremental conversions would cause the Company’s net tangible assets to fall below the minimum threshold. Therefore, the Company believes that the disclosure in the Dilution table in the Registration Statement was appropriate and that the disclosure in Amendment No. 1, as revised to take into account the change in the size of the offering, is appropriate.

Management, page 69

11. We note your response to comments 21 and 22 regarding each advisory board member. Please revise to clarify what factors determine whether he is acting “in his capacity as an Advisory Board member.” In this regard, it is unclear under what circumstances a member would “first learn” in his capacity as a member of the advisory board. Additionally, please revise to clarify the nature of the agreement of each board member to maintain confidence and not make acquisitions first learned as board member. For example, it is unclear if the agreement is written or enforceable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1.

Conflicts of Interest, page 73

12. We note your response to comment 22, and reissue it in part. To the extent there is no contractual or fiduciary obligation of the advisory board members to assist you in any way, please revise to so state and remove detailed disclosure of their business background and experience.

Response: While the members of the Advisory Board do not owe fiduciary obligations to the Company, the Company notes that each of the members of the Advisory Board has agreed to serve in such capacity and consented to being named in the Registration Statement. In addition,

John Reynolds

Securities and Exchange Commission

February 26, 2013

an affiliated entity of each member of the Advisory Board is one of the Company’s sponsors, with a significant financial stake in the success of the Company. The members of the Advisory Board will also be bound contractually as described on page 71 of Amendment No. 1. Given the relationship of each member of the Advisory Board to the Company, the Company respectfully disagrees with the Staff’s comment and believes it is appropriate to disclose the identity and business background and experience of each such member. The Company notes that the disclosure on page 71 of Amendment No. 1 states that the members of the Advisory Board have no fiduciary obligations to the Company.

13. We note the revised disclosure regarding agreements to mitigate the conflicts of interest. It is unclear when such agreements would result in your priority given that pre-existing relationships mean that officers and directors “have a duty to present the opportunity” to others. If the agreement to present opportunities to you is subject to pre-existing fiduciary duties it appears that the agreement confers no meaningful benefit to you. Please revise accordingly.

Response: The Company has revised the disclosure on page 74 in response to the Staff’s comment.

14. We note your response to prior comment 24. It is unclear why you do not disclose the approximate number of hours based on their experience with similar offerings and in light of their other obligations. Please revise accordingly.

Response: The Company has revised the disclosure on pages 24, 25, 66 and 73 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 80

15. We note your response to comment 26. Please disclose the information from the response.

Response: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

16. We note your response to prior comments 26 and 27. Please explain to us why you believe this is a firm commitment offering in light of the identified arrangements in the subscription agreement. We may have further comment.

Response: The underwriting agreement that the Company will enter into with EarlyBirdCapital, Inc., as representative of the Underwriters in this offering, will be a firm commitment underwriting. The purchase of the sponsors’ shares will be made in a private placement separate and apart from the firm commitment underwriting relating to the offering. In addition, we note that the sponsors will be contractually obligated to fund the purchase price for the sponsors’ shares into escrow prior to the execution of the underwriting agreement. Thus, the funding of the subscription agreements will not detract from the “firmness” of the underwriting commitment.

John Reynolds

Securities and Exchange Commission

February 26, 2013

Financial Statements

General

17. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment over 30 days.

Response: The Company has filed with this Amendment No. 1 audited financial statements of the Company as of December 31, 2012, the Company’s fiscal year end. The Company has also filed with this Amendment No. 1 the required consent of its auditors.

Undertakings, page II-6

18. We note your response to comment 32 and we reissue it. Please include the Item 512(a)(5)(ii) undertaking. See Securities Act Rules Compliance and Disclosure Interpretation 229.01 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: The Company has included in Item 17 the Item 512(a)(5)(ii) undertaking.

From the Comment Letter dated February 12, 2013

Risk Factors, page 19

Risks Associated with Our Business, page 19

Our sponsors, officers and directors will control…., page 21

19. We note your response to comment 10 of our letter dated January 14, 2013. We also note disclosure throughout the prospectus that the Company may provide its public stockholders with the opportunity to sell their shares to the Company by means of a tender offer, thereby avoiding the need for a stockholder vote. Please note that such disclosure constitutes a public announcement of the tender offer, as such term is defined in Exchange Act Rule 14e-5(c)(5). We remind the Company of its obligations under Rules 14e-5 and 13e-4(c)(1). Please also refer to Question I.A.2 of our July 2001 Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

Response: While acknowledging the Staff’s comment, the Company respectfully disagrees that the filing of the Registration Statement constitutes the public announcement of a tender offer. While the Registration Statement is a written communication informing the public of a potential tender offer, Rule 14e-5(c)(5) speaks to a written communication informing the public of “the tender offer.” At the time of filing, there was no specific tender offer to which an announcement could be subject. As disclosed in the Registration Statement (prior to Amendment No. 1), in connection with its initial business combination the Company had the option to seek shareholder approval, or to conduct a tender offer in connection with, the initial business combination. At this point in time, the Company does not have any specific business combination under

John Reynolds

Securities and Exchange Commission

February 26, 2013

consideration and has not contacted any target businesses or had any discussions with respect to a business combination. The Company may never enter into, or sign a definitive agreement with respect to, an initial business combination, in which event the Company would liquidate and dissolve. As a Nasdaq-listed company, the Company most likely would be required to seek stockholder approval of its initial business combination because, as is the case with most business combinations by entities structured like the Company, the Company’s initial business combination is likely to involve the merger of the acquisition target with a subsidiary of the Company in which more than 20% of the Company’s common equity will be issued to the target’s stockholders. Nasdaq’s listing rules require stockholder approval of such issuance, thus making it less likely that the Company will make a tender offer for its shares. Furthermore, as provided in the Registration Statement, substantially all of the proceeds of the offering will be maintained in a trust account and the balance will be used for the purposes specified in the Registration Statement. Therefore, there is no meaningful prospect of an actual tender offer occurring until such time as the initial business combination is announced. For the foregoing reasons, the Company believes that it has not informed the public of “the tender offer” because, at this point, there is no certainty that a tender offer will ever occur.

The interpretation cited in the Staff’s comment states that “[b]asically the test is a sliding scale. The more specific that the announcement gets the more likely that it will commence application of the rules.” The Company believes that, in light of the uncertainty that it will make a tender offer, the disclosure in the Registration Statement regarding the tender offer falls on the end of the scale negating characterization of such disclosure as an announcement of the tender offer for purposes of Rule 14e-5.

The purpose of the tender offer rules is, among other things, to give all shareholders an equal opportunity to participate in the tender offer on a fully informed basis, free from coercion. It is unclear how this purpose is advanced by applying Rule 14e-5 to the Company’s description of a possible tender offer that is unlikely to be made. The application of the tender offer rules prior to announcement of an initial business combination (i.e., in a circumstance in which the rules will offer no practical benefit to stockholders) will have only one effect - to subject issuers to increased compliance costs. The same holds true with respect to the application of the tender offer rules prior to the Registration Statement being declared effective when there are no stockholders, other than sponsors, whose interests require protection by the rule. At the very least, the Company suggests that, for purposes of Rule 14e-5, a public announcement of a tender offer should not be deemed to occur until the Registration Statement is declared effective.

Notwithstanding the Company’s view on the foregoing, in balancing the likelihood that it will conduct a tender offer against the burdens of complying with the tender offer rules and the potential delay in the effectiveness of the Registration Statement in pursuing its position, the Company has deleted in Amendment No. 1 the option to conduct a tender offer in connection with an initial business combination. We therefore respectfully believe that this comment is no longer applicable.

John Reynolds

Securities and Exchange Commission

February 26, 2013

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call the undersigned at (212) 705-7466.

Sincerely,

/s/ Floyd I. Wittlin
Floyd I. Wittlin

cc:	Richard S. Foote (HF2 Financial Management Inc.) R. Bradley Forth (HF2 Financial Management Inc.) David Alan Miller, Esq. (Graubard Miller) Jeffrey M. Gallant, Esq. (Graubard Miller)